901 E. Byrd Street

Suite 1600

Richmond, VA 23219

804-780-3000

July 17, 2013

VIA EDGAR CORRESPONDENCE

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	James River Coal Company Registration Statement on Form S-4 Filed June 18, 2013 File No. 333-189403

Dear Mr. Reynolds:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated July 9, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), concerning the above-referenced filing.

We provide below responses to the Staff’s comments. These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. The Company will separately file a pre-effective amendment to its above-referenced Form S-4 (the “Amendment”) reflecting our responses to the Staff’s comment letter, as discussed below, and respectfully requests that the Staff consider the responses in this letter before the Company files the Amendment.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company and its wholly owned subsidiaries.

July 17, 2012 Page 2 of 12

General

1.	Please note that comments issued in our letter dated July 3, 2013 should be resolved before requesting acceleration.

Response: We acknowledge that we will resolve the comments issued in the Staff’s letter dated July 3, 2013, before requesting acceleration of our S-4.

Summary, page 1

Recent Privately Negotiated Exchange Transactions, page 1

2.	Please advise us of the circumstances, individuals involved and actions taken leading up to the “separate, privately negotiated exchange agreements” with the debt holders who agreed to exchange for new notes. For example, advise us with whom and how you negotiated the terms of the new notes with the different existing debt holders. Please also advise us if any of the offerees covered by the Form S-4 were part of any communications resulting in the May 22, 2013 agreement to exchange for new notes. We may have further comment.

Response:

Background of Private Exchange Transactions

On May 17, 2013 the Company entered into ten privately negotiated exchange agreements with ten institutional holders (the “2015 Holders”) of the Company’s 4.50% Convertible Senior Notes due 2015 (the “2015 Notes”) and entered into ten privately negotiated exchange agreements with ten institutional holders (the “2018 Holders,” and together with the 2015 Holders, the “Exchanging Holders”) of the Company’s 3.125% Convertible Senior Notes due 2018 (the “2018 Notes,” and together with the 2015 Notes, the “Notes”), for a total of 20 separate, privately negotiated exchange agreements (collectively, the “Private Exchanges”) with a total of 15 Exchanging Holders (five Exchanging Holders participated in the Private Exchanges with respect to the 2015 Notes and with respect to the 2018 Notes and therefore each signed two exchange agreements). Each Exchanging Holder received the Company’s new 10.00% Convertible Senior Notes due 2018 (the “New Notes”) in exchange for their 2015 Notes and/or 2018 Notes exchanged, as applicable, together with accrued but unpaid interest on such Notes. The Exchanging Holders held (in investment accounts under their control) approximately $99.4 million aggregate principal amount, or approximately 70.4%, of the total $141.2 million principal amount of 2015 Notes outstanding and approximately $159.9 million aggregate principal amount, or approximately 78.0%, of the total $204.9 million principal amount of 2018 Notes outstanding.

As of April 24, 2013, the outstanding 2015 Notes and the outstanding 2018 Notes were held by more than fifty-five holders in the aggregate. To the Company’s knowledge, all of the holders of both series of the Notes were institutional investors and none of the holders of record of the Notes was a natural person.

July 17, 2012 Page 3 of 12

Beginning on May 13, 2013, the Company’s financial advisor, Lazard Frères & Co. LLC (“Lazard”), contacted only the Exchanging Holders, each an institutional investor, to discuss a possible exchange on a confidential basis.

Prior to Lazard or the Company providing information about the exchange proposal to the Exchanging Holders, each of the Exchanging Holders entered into a confidentiality and standstill agreement. Lazard then negotiated separately with each Exchanging Holder regarding the terms of an exchange. No deadlines were placed upon the Exchanging Holders and no ultimatums, or take-it-or-leave-it offers, were given to the Exchanging Holders. No minimum exchange requirement was imposed. Each Exchanging Holder was given drafts of the proposed indenture governing the New Notes and the proposed exchange agreement, and each Exchanging Holder had the opportunity to review and negotiate their terms.

Once the negotiations were completed, all 2015 Holders were given the most favorable economic terms negotiated by any one of them, and all 2018 Holders were given the most favorable economic terms negotiated by any one of them. However, some of the Exchanging Holders negotiated for different representations and warranties from the Company, so their exchange agreements were customized and differed from each other. Five of the Exchanging Holders elected to exchange only a portion of their Notes.

Each of the Exchanging Holders represented in its respective exchange agreement that it was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and a “qualified institutional buyer” (a “QIB”) within the meaning of Rule 144A promulgated under the Securities Act. The Company offered the New Notes to the Exchanging Holders in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

The aggregate principal amount of the New Notes issued in the Private Exchanges was in each case equal to approximately 62% of the principal amount of the 2015 Notes exchanged and approximately 44% of the principal amount of the 2018 Notes exchanged. The New Notes were issued in the closing of the Private Exchanges on May 22, 2013.

Offerees Covered by the Form S-4

The Company’s Registration Statement on Form S-4 contemplates an offer to exchange our new Convertible Senior Notes comparable to the New Notes (except for certain penalty interest features of the New Notes during the first year after their issuance) for any and all of our outstanding 2015 Notes and any and all of our outstanding 2018 Notes (as contemplated, the “Exchange Offer”). If commenced on these terms, Rules 14d-10 and 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “All-Holders Rule”), would require that we make the Exchange Offer available to all holders of our outstanding 2015 Notes and to all holders of our outstanding 2018 Notes.

July 17, 2012 Page 4 of 12

As discussed above, some of the Exchanging Holders elected not to fully participate in the Private Exchanges. Additionally, the Exchanging Holders may acquire additional 2015 Notes and/or 2018 Notes in the open market, in privately negotiated transactions or otherwise. To the extent any Exchanging Holders hold 2015 Notes or 2018 Notes during the time of the Exchange Offer, such Exchanging Holders will be permitted to participate in the Exchange Offer in order to comply with the All-Holders Rule.

3.	Additionally, please provide a sufficiently detailed analysis regarding any conclusion that “the solicitation of offers for the New Notes,” as referenced in the Form 8-K filed on May 17, 2013, did not constitute a tender offer.

Response: The Company incorporates by reference in this response the factual background of the Private Exchange transactions information included in the Company’s response to Comment 2.

Analysis Under Wellman

The term “tender offer” has never been defined in any statutory provision or rule. Courts and the SEC have generally applied an eight-factor test in determining whether a particular transaction involving equity securities of an issuer constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp.783 (S.D.N.Y. 1979) (cited in SEC Release No. 34-43069).

The following analysis discusses each of the eight factors enumerated in Wellman as applied to the Private Exchanges:

1.	Was the solicitation of the Private Exchanges disseminated in a widespread manner? No. The solicitation of offers to participate in the Private Exchanges was not disseminated in a widespread manner. As more fully described above, to the Company’s knowledge, the outstanding 2015 Notes and the outstanding 2018 Notes were held by more than fifty-five institutional holders in the aggregate. Of these holders, the Company’s financial advisor, Lazard, contacted only ten institutional holders of 2015 Notes and ten institutional holders of 2018 Notes (five holders owned both Notes so the total number of holders contacted was 15). Prior to the Company providing information about the exchange proposal to these Exchanging Holders, each of the Exchanging Holders entered into a confidentiality and standstill agreement.

2.	Did the price offered represent a premium in excess of the current market price of the securities? It is the Company’s view that the price offered did not represent a premium, in the traditional sense. The Exchanging Holders received a substantially reduced principal amount of the New Notes as compared to the principal amount of 2015 Notes and/or 2018 Notes they surrendered in the Private Exchanges, while the conversion value of the New Notes increased substantially. Some of the terms and conditions of the New Notes were more favorable to the Exchanging Holders than the terms and conditions of the 2015 Notes and the 2018 Notes, and some of the terms and conditions were less favorable to the Exchanging Holders. At the time of the transaction, there were no contemporaneous trading prices for the 2015 Notes or the 2018 Notes and, while the principal amount of the New Notes issued in the Private Exchanges exceeded recent trading prices of the Notes, the Company does not believe those trading prices were representative of the value of the Notes due to the illiquidity of those Notes.

July 17, 2012 Page 5 of 12

3.	Was there an absence of a meaningful opportunity to negotiate the price and terms? No. Individual negotiations were conducted by Lazard and counsel with each Exchanging Holder on the terms of a possible exchange and the eventual terms (the final best economic terms were offered to all Exchanging Holders) were highly negotiated in multiple discussions. The final terms of the Private Exchanges differed in various material respects from Lazard’s original proposals. No deadlines or take-it-or-leave-it ultimatums were imposed on the Exchanging Holders in the negotiations. Certain of the Exchanging Holders negotiated differing representations and warranties from the Company in their respective exchange agreements.

4.	Was the solicitation for a substantial percentage of the securities? No. To the Company’s knowledge, the solicitation involved holders of only approximately 70.4% of the outstanding 2015 Notes and approximately 78.0% of the outstanding 2018 Notes, and the eventual Notes exchanged represented only approximately 63.7% of the outstanding 2015 Notes and approximately 74.8% of the outstanding 2018 Notes (five of the Exchanging Holders elected not to fully participate in the Private Exchanges). We understand that the Staff has previously given oral guidance that, in circumstances such as these, 80% would not constitute a substantial percentage.

5.	Was the offer contingent on a minimum principal amount of securities being tendered? No. The exchange proposals were not contingent on a minimum principal amount of the Notes being exchanged (or subject to a maximum principal amount of Notes held by the Exchanging Holders that the Company would exchange).

6.	Was the offer open for only a limited period of time? No. The exchange proposals had no fixed expiration date, and Lazard imposed no deadlines on the Exchanging Holders in their negotiations.

7.	Were the recipients of the offers under pressure to respond to the offer? No. The Exchanging Holders were not subjected to any high pressure sales tactics, deadlines or ultimatums. They were not threatened with any loss of value if they were to reject the proposed transaction.

8.	Was public announcement of the Private Exchanges followed by a rapid accumulation of large amounts of the Company’s securities? No. There were no public announcements relating to the Private Exchanges until after the 20 exchange agreements were executed, and the Company did not acquire any additional Notes after the public announcement.

July 17, 2012 Page 6 of 12

Analysis Under Hanson Trust

Some courts have declined to follow the eight-factor test and have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules. See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).

In Hanson Trust, the Second Circuit held that five privately negotiated purchases and one open-market purchase of a corporation’s common stock did not constitute a tender offer, noting that many of the conditions leading to the enactment of the tender offer rules “for the most part do not exist” in the case of “privately negotiated transactions or solicitations for private purchases of stock.” Id. at 56. For example, a private transaction involves less publicity, and the sellers are typically sophisticated and are “less likely to be pressured, confused or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.” Id.

The Exchanging Holders who were contacted about the Private Exchanges were highly sophisticated institutional investors with an expertise in convertible debt investments, and all Exchanging Holders were both accredited investors and QIBs. Thus, the procedures mandated by the tender offer rules, in the words of the Hanson Trust court, were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” See id. at 57. To the contrary, the Exchanging Holders were “knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills and to appraise [the Company’s] offer.” See id. Each Exchanging Holder negotiated separately with Lazard for terms that were in its best interests and without any time deadlines and with full access to its professional advisors.

Based on these facts, the Exchanging Holders should not be deemed the type of persons that need the protections of the tender offer rules. The totality of circumstances surrounding the Private Exchanges does not suggest a substantial risk of ill-considered or ill-informed decisions by the Exchanging Holders. In addition, the Company does not believe that any appreciable benefit would have accrued to the Exchanging Holders had the Company complied with the various regulations that govern tender offers, such as the dissemination of information to offerees, minimum time requirements for an offer and provision of the best price to all holders.

Conclusion

Whether viewed under the relevant criteria of the eight-factor Wellman test or under the totality of the circumstances test set forth in Hanson Trust, the Company believes that the separate private negotiations under confidentiality and standstill agreements with the highly sophisticated Exchanging Holders leading up to the exchange agreements with the Exchanging Holders do not constitute a “tender offer.”

July 17, 2012 Page 7 of 12

Risk Factors, page 12

4.	Please revise consistent with comments 1 and 2 in our letter dated July 3, 2013, as those comments also pertain to this Form S-4.

Response: In response to the Staff’s comment, we will revise our Form S-4 consistent with comments 1 and 2 in the Staff’s letter dated July 3, 2013 by filing the Amendment. Our revisions will reflect the changes we described in our letter to the Staff dated July 12, 2013 that responded to the Staff’s July 3, 2013 letter.

Adjustments to the Conversion Rate, page 41

5.	Please revise “Adjustments to the Conversion Rate” on page 41 to provide clarifying example(s) to illustrate the identified formulas. For example, it is unclear what may occur to the conversion rate if you engage in an assumed common stock issuance pursuant to the proposal recently approved by shareholders.

Response: The conversion rate of the new notes will be subject to adjustment upon certain types of events, which are summarized as:

•	Common stock splits or dividends
•	Distributions to all common stock holders of rights to purchase common stock
•	Other distributions to all holders of common stock
•	Cash dividends to all holders of common stock
•	Payments made in tender or exchange offers for common stock

The proposal approved by the Company’s shareholders at the May 13, 2013 meeting related to issuances of common stock (or securities convertible into common stock) at prices less than both the book value and market value of the Company’s common stock at the time of issuance. These types of issuances would not fall within any of the events (summarized above) that would cause an adjustment of the conversion rate of the new notes. Nor would any sale of common stock require a conversion rate adjustment, as the adjustment provisions are applicable only when payments or distributions are made to the class of common stock holders.

While we acknowledge that the provisions describing the adjustment provisions in the S-4 are long and complex, we believe that adding examples to some or all of the five triggering events would only make the disclosure longer and more involved, without meaningfully improving an investor’s understanding. We have reviewed the descriptions of comparable convertible note conversion rate adjustment provisions in a sampling of other registration statements and note that none of them provide examples of how these types of adjustment provisions might operate and instead provide the same formula description format as in the Company’s S-4.

July 17, 2012 Page 8 of 12

For the foregoing reasons, we respectfully submit that adding clarifying examples to the conversion rate adjustment description would not further an investor’s understanding of how the adjustment provisions operate and therefore should not be included.

Exhibits

Exhibit 5.1

6.	It is inappropriate for counsel to include assumptions and qualifications that are overly broad or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note that in paragraphs (c) through (g) of the legal opinion that counsel has extensively qualified and assumed its opinion. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. For example, in the first paragraph on page 2, counsel states it assumes that each of the guarantors (other than the subject guarantors) has the power and authority to enter into and perform its obligations under the indenture. However, in paragraph 1, counsel states that the indenture constitutes valid and binding obligations of each of the guarantors. As other non-exclusive examples, see paragraphs (a), (b) and (e) beginning on page 3. Please provide an explanation and support for the assumptions and qualifications in the opinion. Alternatively, have counsel delete the assumptions and qualifications. Please have counsel revise this legal opinion as appropriate. See generally, Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response:

Interrelation of Three Opinions and ‘Other Than the Subject Guarantor’ Exclusions

Staff Legal Bulletin No. 19, Section II. B. 1. e. sets forth the basic requirements for the opinions of counsel required in connection with the registration of debt securities and related guarantees.  Specifically, counsel to a registrant must render an opinion that the debt securities will be binding obligations of the registrant and that each guarantee will be the binding obligation of its guarantor. The second paragraph of Section II.B.1.e. provides that the binding obligation opinion requires that counsel opine on the law of the jurisdiction that governs the indenture, which in the case of the new notes to be issued under the Company’s S-4 is New York. The first sentence of the third paragraph of Section II.B.1.e. clarifies that a binding obligation opinion encompasses the opinions that the relevant entity is validly existing, has the power to create the obligation and has taken the required steps to authorize the obligation. These opinions require that counsel opine on the laws of the jurisdiction under which the issuer or guarantor is organized. In the case of the Company, this means Virginia, North Carolina, Delaware, Tennessee, Kentucky, West Virginia and Indiana. To cover each of these jurisdictions, the Company procured the opinion of Kilpatrick Townsend & Stockton LLP, licensed in New York, North Carolina and Virginia and able to give an unqualified opinion as to Delaware law (“KTS”), Wyatt Tarrant & Combs LLP, licensed in Tennessee and Kentucky (“Wyatt”), and Jackson Kelly PLLC, licensed in West Virginia and Indiana (“Jackson”). These three opinions collectively provide the appropriate coverage of all opinions and all jurisdictions necessary to satisfy the requirements of Bulletin No. 19 as set forth above.

July 17, 2012 Page 9 of 12

Specifically, KTS rendered the opinion that the Indenture, the Exchange Notes and the Guarantees (collectively, the “Transaction Documents”) constitute valid and binding obligations of the registrant and all of the subsidiary guarantors.  In so doing, KTS also gave the opinion that the Virginia, North Carolina and Delaware guarantor entities (which are the “Subject Guarantors” as defined in its opinion) are validly existing and have duly authorized each of the Transaction Documents to which they are a party, because these matters are subsumed (and not assumed away with respect to the Subject Guarantors) in the KTS binding obligation opinion.

The assumptions of authority and due execution in clauses (iii) and (viii) of paragraph 1, page 2 of the KTS opinion apply only to the entities that are incorporated in jurisdictions where KTS may not opine, i.e., West Virginia, Indiana, Tennessee and Kentucky. Jackson provided opinions with respect to the valid existence of and due authorization of the documents by the guarantors formed under the laws of West Virginia and Indiana.  Wyatt provided opinions with respect to the valid existence of and due authorization of the documents by the guarantors formed under the laws of Tennessee and Kentucky. Each of Jackson and Wyatt assumed away the due authorization of any entities other than the Subject Guarantors as defined in its respective opinion. Each of them also assumed that the Indenture is a valid and legally binding obligation (subclause (3)) because that is the subject of the KTS opinion.

In summary, the collective effect of the three opinions is that opinions are rendered that the Transaction Documents are the valid and binding obligations of the registrant and all of its subsidiary guarantors and that each of the registrant and all its subsidiary guarantors are validly existing and have duly authorized and executed the Transaction Documents. We thus believe the three opinions comply with the requirements of Staff Legal Bulletin No. 19, Section II. B. 1.e. in the manner contemplated by the third paragraph of that section.

Other Exclusions and Exceptions

The Staff has also commented on the extensive nature of the qualifications and assumptions contained in the KTS opinion. We are mindful that, as noted in Staff Legal Bulletin, Section II.A.2., legal opinions may not be subject to any unacceptable qualifications, conditions or assumptions.  As described above, certain of the opinions that are ‘assumed away’ in the KTS opinion (i.e., clauses (iii) and (viii) of paragraph 1 on page 2) are covered by the two other local counsel opinions from Wyatt and Jackson, respectively, that are filed as exhibits. We respectfully submit that the other assumptions, limitations and qualifications in the KTS opinion are customary and appropriate for transactions of this type. This belief is based largely on our interpretation of the Special Report of the TriBar Opinion Committee: The Remedies Opinion – Deciding When to Include Exceptions and Assumptions (the “Report”), which we understand to reflect the customary protocol and procedures of the legal bar practicing in this field and providing opinions of this nature.

July 17, 2012 Page 10 of 12

The Report confirms that binding obligation opinions (typically referred to as “enforceability opinions”) are customarily subject to a variety of exceptions.  The Report states, “enforceability may depend on various factual matters that, as a matter of customary practice, are covered by assumption of general application that apply even if not stated.  These include factual assumptions regarding the authenticity of signatures and conformity of copies with the originals.” Additional broader assumptions may be taken by opinion givers because “[s]ome matters that affect enforceability do not fit neatly within the limitations describe above but nevertheless, as a matter of customary practice, are understood not to be covered by the opinion . . . Customary practice as to such matters reflects a practical assessment of what opinion recipients can reasonably expect lawyers to do in preparing the opinion”.

We respectfully submit that the assumptions and limitations contained in the KTS opinion are for the most part more detailed and nuanced subsets of larger assumptions and qualifications that are sanctioned in the Report. Specifically, the Report states that rendering opinions with respect to economic remedies requires extensive knowledge of facts not always readily ascertainable by opinion givers and, as such, assumptions are customarily accepted. The Report states that opinion preparers will often take assumptions as to enforceability of certain contractual remedies if facts demonstrating “reasonableness” are not readily available to the opinion giver. This is precisely what the KTS opinion does in Paragraph (a) (the assumption with respect to failures to act on behalf of recipients of the Guarantees or amendments to the Guarantees that change the fundamental nature of the guarantees may not be enforceable); Paragraph (c)(ii) (the assumption with respect to unfair exculpation of negligent parties); Paragraph (c)(v) (the assumption with respect to provisions that empower acceleration of the obligations with notice to the registrant of the subsidiary guarantors); Paragraph (d)(i) (the assumption with respect to election of remedies to the exclusion of another remedy); and Paragraph (e) (the assumption with respect to waivers of the registrant or subsidiary guarantors).

The Report also grants the opinion giver the latitude to disclaim entire bodies of law customarily understood to be outside the scope of enforceability opinions. Such is the case with the KTS opinion and the assumptions found in Paragraph (c)(i) (the qualification with respect to securities laws, statutory duties or public policy), and Paragraph (f) (fraudulent conveyance, bulk sale laws, laws governing distributions to holders).

Assumptions with respect to clauses that forbid oral modification clauses are also permitted under the Report. The Report states that because “courts often decline to enforce no oral modification clauses, even in states with statutes that expressly validate them” an opinion giver may take an assumption even where statutes on the subject are clear. Such is the essential substance of the assumptions found in Paragraph (c)(iv) (the assumptions with respect to provisions that state oral agreement or implied by trade practice or course of conduct is irrelevant) and Paragraph (d)(iv) (the assumption with respect to release of guarantors in connection with modification of the guaranteed obligations or other defenses).

July 17, 2012 Page 11 of 12

The Report also specifically addresses assumptions taken with respect to choice of law, and concludes that, because of the conflicting approaches of different states in their application to choice of law rules, an assumption is generally permissible. Given that the reach of potential litigants invites the possibility of a multitude of jurisdiction approaches, we believe that choice of law assumption found in Paragraph (c)(iii) in the KTS opinion is appropriate.

In light of the broad latitude afforded to opinion givers to include qualifications and assumptions by the Report, we believe that the remaining assumptions and qualifications in the KTS opinion are also customary and appropriate.

Exhibit 5.2

7.	Please have counsel revise the second paragraph to identify the dollar amount of the securities that are covered by the opinion.

Response: The opinion will be revised as requested. The revised Exhibit 5.2 legal opinion will be filed with the Amendment.

8.	Currently the first paragraph on page 2 assumes material facts and does not opine on the obligations of the “Subject Guarantors.” Please re-file a 5.2 opinion that provides an appropriate opinion regarding the subject guarantors. See Section II.B.1.e of Staff Legal Bulletin 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: The registrant understands that the Jackson opinion may not assume material facts. However, the registrant would also note that the assumptions in subparagraphs (iii) and (viii) in the first paragraph on page 2 of the Jackson opinion relate to the registrant and the guarantor subsidiaries other than the Subject Guarantors, which are the entities with respect to which the Jackson opinions are expressed. The Subject Guarantors in this opinion are defined in the first paragraph on page 1 as the West Virginia guarantors and the Indiana guarantors. The opinions rendered in paragraphs (1) and (2) on page 2 cover the valid existence of all these entities and the opinions in paragraphs (3) and (4) on page 3 cover the due authorization of all these entities. All other opinions required by Section II. B. 1. e. of Staff Bulletin 19, including that the obligations of the registrant and each of the subsidiary guarantors (including the Subject Guarantors as defined in the Jackson opinion) are binding and enforceable, are covered expressly by the KTS opinion.

For many of the same reasons outlined in the response to Comment 6 above, we respectfully submit that the assumptions and qualifications contained in the first paragraph of page 2 of the Jackson opinion are customary and appropriate.

Exhibit 5.3

9.	Please have counsel revise the first paragraph to identify the dollar amount of the securities that are covered by the opinion.

July 17, 2012 Page 12 of 12

Response: The opinion will be revised as requested. The revised Exhibit 5.3 legal opinion will be filed with the Amendment.

10.	Part (3) of the last paragraph on page 2 assumes material facts and does not opine on the obligations of the “Subject Guarantors.” Please re-file a 5.3 opinion that provides an appropriate opinion regarding the subject guarantors. See Section II.B.1.e of Staff Legal Bulletin 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: The registrant understands that the Wyatt opinion may not assume material facts. However, the registrant would also note that the assumptions in subparagraphs (iii) and (viii) in the second paragraph on page 2 of the Wyatt opinion relate to the registrant and the guarantor subsidiaries other than the Subject Guarantors, which are the entities with respect to which the Wyatt opinions are expressed. The Subject Guarantors in this opinion are defined in the first paragraph on page 1 as the Tennessee guarantors and the Kentucky guarantors. The opinions rendered in paragraph (1) on page 3 cover the valid existence of all these entities and the opinions in paragraph (2) on page 3 cover the due authorization of all these entities. All other opinions required by Section II. B. 1. e. of Staff Bulletin 19, including that the obligations of the registrant and each of the subsidiary guarantors (including the Subject Guarantors as defined in the Wyatt opinion) are binding and enforceable, are covered expressly by the KTS opinion.

For many of the same reasons outlined in the response to Comment 6 above, we respectfully submit that the assumptions and qualifications contained in the first paragraph of page 2 of the Wyatt opinion are customary and appropriate.

* * * * * * * * * * *

We appreciate the Staff’s time and attention. Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer